ROPES & GRAY LLP
1211 AVENUE OF THE AMERICAS
NEW YORK, NY 10036-8704
WWW.ROPESGRAY.COM

November 23, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stacie Gorman
Pamela Long

Re:	Corner Growth Acquisition Corp.
Preliminary Proxy Statement and Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A
Filed November 7, 2022 and November 23, 2022, respectively
File No. 001-39814

Dear Ms. Gorman and Ms. Long:

This letter sets forth the response of Corner Growth Acquisition Corp. (the “Company”) in response to a comment received by telephone on November 23, 2022 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to the Preliminary Proxy Statement and Amendment No. 1 to the Preliminary Proxy Statement (the “Preliminary Proxy Statement”), which were filed with the SEC on November 7, 2022 and November 23, 2022, respectively.

For your convenience, we have repeated the comment below, and our response follows your comment. Capitalized terms not otherwise defined herein have the same meanings as defined in the Preliminary Proxy Statement, unless otherwise indicated.

1.	Comment: Please revise the risk factor re: investment company status to reinsert the following language from the Preliminary Proxy Statement filed on November 7, 2022:

“In addition, even prior to the 24-month anniversary of the effective date of the registration statement relating to the IPO, we may be deemed to be an investment company. The longer that the funds in the Trust Account are held in short-term U.S. government securities or in money market funds invested exclusively in such securities, even prior to the 24-month anniversary of the effective date of the registration statement relating to the IPO, there is a greater risk that we may be considered an unregistered investment company, in which case we may be required to liquidate.”

Response: The Company will include this language in the Definitive Proxy Statement on Schedule 14A and has included a marked version of the risk factor as shown below:

If we are deemed to be an investment company for purposes of the Investment Company Act, we may be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate the Company. To mitigate the risk of that result, on or about the 24-month anniversary of the effective date of the registration statement relating to the IPO, we will instruct Continental Stock Transfer & Trust Company to liquidate the securities held in the Trust Account and instead hold all funds in the trust account in cash. As a result, following such change, we will likely receive minimal, if any, interest, on the funds held in the Trust Account, which would reduce the dollar amount that our Public Stockholders would have otherwise received upon any redemption or liquidation of the Company if the assets in the trust account had remained in U.S. government securities or money market funds.

On March 30, 2022, the SEC issued the SPAC Rule Proposals, relating, among other things, to circumstances in which SPACs such as us could potentially be subject to the Investment Company Act and the regulations thereunder. The SPAC Rule Proposals would provide a safe harbor for such companies from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, provided that a SPAC satisfies certain criteria. To comply with the duration limitation of the proposed safe harbor, a SPAC would have a limited time period to announce and complete a business combination transaction. Specifically, to comply with the safe harbor, the SPAC Rule Proposals would require a company to file a report on Form 8-K announcing that it has entered into an agreement with a target company for an initial business combination no later than 18 months after the effective date of the registration statement for its initial public offering. The company would then be required to complete its initial business combination no later than 24 months after the date of the registration statement for its initial public offering. We understand that the SEC has recently been taking informal positions regarding the Investment Company Act consistent with the SPAC Rule Proposals.

There is currently uncertainty concerning the applicability of the Investment Company Act to a SPAC, including a company like ours, which does not complete its initial business combination within the proposed time frame set forth in the proposed safe harbor rule. As indicated above, we completed the IPO in December 2020 and have operated as a blank check company searching for a target business with which to consummate an initial business combination since such time (or approximately 23 months after the effective date of the IPO, as of the date of this proxy statement). As a result, it is possible that a claim could be made that we have been operating as an unregistered investment company if the SPAC Rule Proposals are adopted as proposed. If we were deemed to be an investment company for purposes of the Investment Company Act, we might be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate the Company. If we are required to liquidate the Company, our investors would not be able to realize the benefits of owning shares in a successor operating business, including the potential appreciation in the value of our shares and warrants or rights following such a transaction, and our warrants or rights would expire worthless.

The funds in the Trust Account have, since the IPO, been held only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. As of June 30, 2022, amounts held in trust account included approximately $0 of accrued interest. To mitigate the risk of us being deemed to have been operating as an unregistered investment company under the Investment Company Act, we will, on or about the 24-month anniversary of the effective date of the registration statement relating to the IPO, or December 21, 2022, instruct Continental Stock Transfer & Trust Company, the trustee with respect to the Trust Account, to liquidate the U.S. government securities or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash (i.e., in one or more bank accounts) until the earliest of the Company’s completion of an initial business combination, the Extended Date, or the Amended Termination Date, as applicable. Following such liquidation of the assets in the Trust Account, we will likely receive minimal interest, if any, on the funds held in the Trust Account, which would reduce the dollar amount our Public Stockholders would have otherwise received upon any redemption or liquidation of the Company if the assets in the trust account had remained in U.S. government securities or money market funds. This means that the amount available for redemption will not increase in the future, and those stockholders who elect not to redeem all or a portion of their Public Shares in connection with the approval of the Extension Proposal will receive no more than the same per share amount, without additional interest, if they redeem all or a portion of their Public Shares in connection with a business combination or if the Company is liquidated in the future, in each case as compared with the per share amount they would have received if they had redeemed all or a portion of their Public Shares in connection with the approval of the Extension Proposal.

In addition, even prior to the 24-month anniversary of the effective date of the registration statement relating to the IPO, we may be deemed to be an investment company. The longer that the funds in the Trust Account are held in short-term U.S. government securities or in money market funds invested exclusively in such securities, even prior to the 24-month anniversary of the effective date of the registration statement relating to the IPO, there is a greater risk that we may be considered an unregistered investment company, in which case we may be required to liquidate.

If you have any questions about this letter or require further information, please call the undersigned at (212) 596-9575.

Very truly yours,

/s/ Christopher Capuzzi

Christopher Capuzzi

cc:	David Kutcher (Corner Growth Acquisition Corp.)
Carl Marcellino (Ropes & Gray LLP)